Exhibit 99.3

Stellantis announces conditional distribution of Faurecia shares and cash

Amsterdam, March 4, 2021 – Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announced today a conditional distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia S.E. (“Faurecia”) and up to €308 million in cash, being the proceeds received by Peugeot S.A. from the sale of ordinary shares of Faurecia in October 2020, payable to holders of Stellantis common shares of record as of Tuesday, March 16, 2021, pursuant to a capital reduction (the “Distribution”).

Payment of the Distribution is conditional upon the further announcement that the Distribution has been approved by the Extraordinary General Meeting of Shareholders of Stellantis to be held on March 8, 2021 and that certain Dutch law formalities have been satisfied. Absent such announcement that the Distribution has become unconditional, no Distribution will be payable.

If the Distribution becomes unconditional as described above, the expected calendar for the Distribution will be as follows: (i) ex-date on Monday, March 15, 2021; and (ii) record date on Tuesday, March 16, 2021. Holders of Stellantis common shares will be entitled to: (i) 0.017029 ordinary shares of Faurecia; and (ii) Euro 0.096677 for each common share of Stellantis they hold on the record date for the Distribution. The cash portion of the Distribution is expected to be paid on or about Monday, March 22, 2021. Generally, the ordinary shares of Faurecia are expected to be delivered to holders of Stellantis common shares entitled thereto on or about Monday, March 22, 2021. However, Shareholders holding Stellantis common shares in a DTC participant account or as a registered holder on the U.S. Stellantis share register will need to take additional steps in order to obtain the delivery of the Faurecia ordinary shares to which they will be entitled, as set forth in the Information Statement referred to below; delivery to such holders is expected to occur on or about Thursday, April 1, 2021.

Additional information related to the Distribution, including an Information Statement dated February 19, 2021, has been made available on the Investors section of the website of Stellantis at www.stellantis.com.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com